Filed by Guidant Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Subject Company’s Exchange Act File No.: 001-13388

Guidant Corporation and Johnson & Johnson have filed with the Securities and Exchange Commission (SEC) a definitive proxy statement/prospectus and will file other documents regarding the proposed merger between Guidant and Johnson & Johnson. This proxy statement/prospectus has been sent to all security holders of Guidant seeking their approval of the transaction. Investors are urged to read the definitive proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC because they contain important information. The proxy statement/prospectus and other documents filed or to be filed by Johnson & Johnson and Guidant with the SEC are or will be available free of charge at the SEC's website, http://www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Johnson & Johnson, Guidant Corporation, their respective directors, and certain of their respective executive officers may be considered participants in the solicitation of proxies from Guidant shareholders in connection with the proposed transactions. Information about the directors and executive officers of Johnson & Johnson and their ownership of Johnson & Johnson stock is set forth in Johnson & Johnson's most recent filing on Form 10-K. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's most recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus.

The following is an email sent from James M. Cornelius to all Guidant employees on January 13, 2006.

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I wanted to take this opportunity to briefly update all Guidant employees on our company's merger discussions. The Board of Directors, Friday, January 13, 2006, approved an amendment to the Johnson & Johnson merger contract increasing the merger consideration to $71 per share, $30.48 to be in stock and $40.52 to be in cash, at Johnson & Johnson's closing price today.

The new contract with J&J is still subject to approval by a majority vote of our shareholders at the Special Shareholders Meeting scheduled for January 31, 2006, and does not preclude the Guidant Board from evaluating and accepting a "superior offer."

I hope you enjoy the long holiday weekend, and we will continue to update you as events unfold.